

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

VIA FACSIMILE AND U.S. MAIL

February 19, 2009

Jon M. Smith
Chief Financial Officer
RathGibson, Inc.
475 Half Day Road, Suite 210
Lincolnshire, Illinois 60069

> **RE: RathGibson, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2008**
> **Forms 10-Q for Fiscal Quarters Ended April 30, 2008, July 31, 2008**
> **and October 31, 2008**
> **File No. 333-134875**

Dear Mr. Smith:

We have reviewed your letter dated January 30, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.

Financial Statements

(16) Supplemental Cash Flow Information, page 66

2. We have read your response to comment five from our letter dated January 8, 2009. You indicated that the cash was placed into a restricted bank account. Please confirm that the restricted bank account is your bank account and not that of a third party. If this account is one of your accounts, it appears that the receipt of cash from the industrial development revenue bond would generate a cash inflow not a non-cash investing and financing activity. Please advise or revise accordingly.

FORM 10-Q FOR THE QUARTERLY PERIOD ENDED OCTOBER 31, 2008

General

3. Please address the above comments, if applicable, in your interim filings as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Critical Accounting Policies, page 47

Goodwill and Other Intangible Assets, page 48

4. We have read your response to comment nine from our letter dated January 8, 2009. Please consider disclosing the following in future filings:
   - The market factors that are also used to prepare your discounted cash flow model;
   - How historical and current economic trends impact your cash flow assumptions;
   - Sufficient information to enable a reader to understand how you apply the income approach in estimating the fair value of your tradename and why management selected this method as being the most meaningful in preparing your tradename analysis;
   - How you determine the appropriate sales growth rate and royalty rates for each reporting unit;
   - A sensitivity analysis of all material assumptions used based upon reasonably likely changes; and
   - How the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year, highlighting the impact of any changes.

*   *   *   *

   Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

   You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

           Sincerely,

           Rufus Decker
           Accounting Branch Chief